EXHIBIT 21.1

The LGL Group, Inc. Subsidiaries

Subsidiary Name	State or Country of Organization	The LGL Group Investment
M-tron Systems Holdings, LLC	Delaware
M-tron Industries, Inc.	Delaware	100.0%
Piezo Technology, Inc.	Florida	100.0%
Piezo Technology India Private Ltd.	India	99.9%
M-tron Asia, LLC	Delaware	100.0%
M-tron Industries, Ltd.	Hong Kong	100.0%
M-tron Services, Ltd.	Hong Kong	100.0%
Precise Time and Frequency, LLC	Delaware	100.0%
Lynch Systems, Inc.	South Dakota	100.0%
LGL Systems Acquisition Holding Company, LLC	Delaware	*

* VIE immaterial remaining investment